EXHIBIT 99.1

RED FOOTBALL LIMITED

First Quarter Results

Fiscal Year Ended 30 June 2015

Bond Group Parent: Red Football Limited

Bond Issuer: MU Finance plc

21 November 2014

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The summary financial information provided overleaf has been derived from the unaudited interim consolidated financial statements of Red Football Limited as at and for the three months ended 30 September 2014 and 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (‘IASB’) and IFRS Interpretations Committee (“IFRS IC”) interpretations.

INTERIM CONSOLIDATED INCOME STATEMENT - UNAUDITED

	Three months ended 30 September
	2014 £’000	2013 £’000
Commercial	56,746	59,857
Broadcasting	16,811	19,330
Matchday	15,113	19,334
Total revenue	88,670	98,521

Employee benefit expenses	(49,352)	(52,895)
Other operating expenses	(18,987)	(23,388)
Operating profit before depreciation, amortization, and profit on disposal of players’ registrations (“EBITDA”)	20,331	22,238
Depreciation	(2,336)	(1,983)
Amortization	(21,177)	(11,904)
Operating (loss)/profit before profit on disposal of players’ registrations	(3,182)	8,351
Profit on disposal of players’ registrations	18,328	996
Operating profit	15,146	9,347
Net interest payable on loans and deferred element of terminated interest rate swap	(521)	(616)
Foreign exchange losses on US dollar denominated bank accounts	—	(3,014)
Interest payable on secured term loan facility and senior secured notes	(5,085)	(4,916)
Amortization of issue discount and debt issue/finance costs	(522)	(296)
Costs associated with debt refinancing	(1,249)	—
Unwinding of discount relating to player transfer fees and onerous lease provision	(519)	(38)
Fair value movement on derivative financial instruments	1,324	(885)
Ineffectiveness of cash flow hedges	435	—
Net finance costs	(6,137)	(9,765)
Profit/(loss) before tax	9,009	(418)
Tax (expense)/ credit	(5,131)	2,416
Profit for the period	3,878	1,998

INTERIM CONSOLIDATED BALANCE SHEET - UNAUDITED

		At 30 September
	Note	2014 £’000	2013 £’000
ASSETS
Non-current assets
Property, plant and equipment		254,338	256,244
Investment property		13,643	14,051
Goodwill		421,453	421,453
Players’ registrations and other intangible assets		292,496	144,680
Derivative financial instruments		1,155	—
Trade and other receivables	1	—	241
		983,085	836,669
Current assets
Derivative financial instruments		74	882
Trade and other receivables	1	672,881	678,011
Cash and cash equivalents		90,047	83,384
		763,002	762,277
Total assets		1,746,087	1,598,946

EQUITY AND LIABILITIES
Equity
Share capital		—	—
Capital contribution reserve		474,203	474,203
Hedging reserve		18,882	19,395
Retained earnings		432,125	410,573
		925,210	904,171
Non-current liabilities
Derivative financial instruments		1,498	1,649
Trade and other payables	2	47,137	18,014
Borrowings		359,445	353,476
Deferred revenue		15,291	18,023
Provisions		—	845
Deferred tax liabilities		26,022	14,913
		449,393	406,920
Current liabilities
Derivative financial instruments		650	571
Current tax liabilities		1,976	5,472
Trade and other payables	2	180,608	107,020
Borrowings		2,731	7,571
Deferred revenue		185,519	166,757
Provisions		—	464
		371,484	287,855
Total equity and liabilities		1,746,087	1,598,946

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS — UNAUDITED

	Three months ended 30 September
	2014 £’000	2013 £’000
Cash flows from operating activities
Profit/(loss) before tax	9,009	(418)
Depreciation	2,336	1,983
Amortization	21,177	11,904
Profit on disposal of players’ registrations	(18,328)	(996)
Net finance costs	6,137	9,765
Profit on disposal of property, plant and equipment	4	—
Foreign exchange gains on operating activities	(627)	—
Other fair value losses/(gains) on derivative financial instruments	634	(160)
Reclassified from hedging reserve	(1,195)	(188)
Decrease in trade and other receivables	72,109	536
(Decrease)/increase in trade and other payables and deferred revenue	(8,038)	10,685
Decrease in provisions	—	(160)
Cash generated from operations	83,218	32,951
Interest paid	(8,729)	(9,146)
Debt finance costs paid relating to borrowings	(866)	(19)
Interest received	49	59
Income tax paid	(763)	(487)
Net cash generated from operating activities	72,909	23,358
Cash flows from investing activities
Purchases of property, plant and equipment	(1,942)	(4,093)
Purchases of players’ registrations and other intangible assets	(71,302)	(33,450)
Proceeds from sale of players’ registrations	15,443	6,655
Net cash used in investing activities	(57,801)	(30,888)
Cash flows from financing activities
Loan to parent undertaking	—	(181)
Proceeds from borrowings	4,704	—
Repayment of borrowings	(97)	(91)
Net cash generated from/(used in) financing activities	4,607	(272)
Net increase/(decrease) in cash and cash equivalents	19,715	(7,802)
Cash and cash equivalents at beginning of period	66,158	94,200
Exchange gains/(losses) on cash and cash equivalents	4,174	(3,014)
Cash and cash equivalents at end of period	90,047	83,384

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1.              Trade and other receivables

	At 30 September
	2014 £’000	2013 £’000
Net trade receivables	30,334	11,353
Receivables owed by group undertakings	601,391	613,862
Other receivables	918	3,178
Accrued income	29,149	30,976
	661,792	659,369
Prepayments	11,089	18,883
	672,881	678,252
Less: non-current portion:
Trade receivables	—	241
Non-current trade and other receivables	—	241
Current trade and other receivables	672,881	678,011

2.              Trade and other payables

	At 30 September
	2014 £’000	2013 £’000
Trade payables	130,128	42,339
Payables owed to group undertakings	40,391	34,091
Other payables	9,667	16,792
Accrued expenses	31,920	20,026
	212,106	113,248
Social security and other taxes	15,639	11,786
	227,745	125,034
Less: non-current portion:
Trade payables	43,518	7,291
Other payables	3,619	10,723
Non-current trade and other payables	47,137	18,014
Current trade and other payables	180,608	107,020